1 FOR RELEASE: January 27, 2025 Attention: Business Editors VERSABANK TRANSFERS DIGITAL DEPOSIT RECEIPT ASSETS AND OTHER RESOURCES TO WHOLLY OWNED SUBSIDIARY FOCUSED EXCLUSIVELY ON DIGITAL ASSET OPPORTUNITY - Corporate Realignment Supports Planned Divestiture of Cyber Security Businesses - LONDON, ON/CNW – VersaBank (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced the internal transfer of certain assets, including intellectual property, and other resources, including personnel, related to its revolutionary Digital Deposit Receipt technology (“DDR”) to an existing, wholly owned subsidiary of DRT Cyber Inc. (“DRTC”) (the “Transfer”). The subsidiary, which will exclusively hold DDR assets and resources, has been renamed Digital Meteor, Inc., and is expected to enable VersaBank to generate additional shareholder value by capitalizing on its proven, proprietary digital asset technology and intellectual property, alongside its strong anticipated growth from ramping up its Receivable Purchase Program (“RPP”) in the U.S. The Transfer also supports the Bank’s planned divestiture of its Cyber Security businesses. There are no material financial implications associated with the Transfer. “We continue to be encouraged by the favorable stance of President Donald Trump and the new administration with respect to digital assets and the role they can play in the future of banking and commerce, not only in the United States but around the world,” said David Taylor, President and Chief Executive Officer, VersaBank. “We are especially encouraged by President Trump’s executive order on January 23 to “promote United States leadership in digital assets and financial technology”, which includes establishing a working group to “advise on digital asset policy and work with Congress on digital asset legislation, as well as the SEC’s creation of a digital currency task force last week. VersaBank is proud to be at the forefront of this revolution as leaders in digital asset innovation. We are the first bank to our knowledge to have successfully completed a pilot program with our blockchain-based DDR, providing a secure representation of federally regulated bank deposits, on the Algorand, Ethereum and Stellar blockchains, and received SOC 2 Type I certification for the underlying VersaVault® technology in 2022. Importantly, our DDRs can be seamlessly converted to and from other digital currencies such as Bitcoin.” “With renewed optimism about the future of digital assets in the United States and our further expansion into the U.S. financial services market, we are observing increasing third party interest in our proprietary DDR technology. This technology combines the safety of traditional banking with the efficiency, cost savings, security, and flexibility of blockchain technology. Additionally, it addresses the need for properly regulated custody of digital assets with secure platforms such as VersaVault®. Licensed banks are the trusted, regulated safekeepers of personal and business cash assets and other valuables and are naturally positioned to do the same for digital currencies. We believe our trusted and secure solutions, along with the potential for DDRs to be an ultra-low-cost source of deposit funding, will play a meaningful role in enabling U.S. banks and other entities to confidently engage in the rapidly developing field of digital commerce.”

2 About VersaBank’s Digital Deposit Receipts (DDRs) VersaBank's DDRs are highly encrypted digital assets, that represent an actual fiat currency on deposit with the Bank. Issued on secure blockchains such as Algorand, Ethereum, and Stellar, DDRs offer superior security, stability, and regulatory compliance compared to traditional stablecoins. As a SOC2 compliant digital asset with a continuously known value, DDRs provide a trusted alternative for mainstream financial applications. About VersaBank VersaBank is a North American bank (federally chartered in Canada and the US) with a difference. VersaBank was the world’s first fully digital financial institutional and today has a cloud-based, branchless, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains its deposits and provides financing electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program (RPP) funding solution, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar U.S. market. Based on the Bank’s proprietary technology, the Bank’s RPP provides funding for very low-risk point-of-sale finance companies through the automated electronic purchase of cash flow streams derived from the finance partner’s loans. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi- national corporations and government entities. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X